SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
          Section 12(g) of the Securities Exchange Act of 1934 or
          Suspension of Duty to File Report Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File Number 1-08441

                               WORLDWAY CORPORATION
              (Exact name of registrant as specified in its charter)

                   400 TWO COLISEUM CENTRE, 2400 YORKMONT ROAD,
                 CHARLOTTE, NORTH CAROLINA, 28217, (704) 329-0123
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          6 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE APRIL 15, 2011
             (Title of each class of securities covered by this Form)

                                       NONE
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [   ]    Rule 12h-3(b)(1)(ii) [   ]
               Rule 12g-4(a)(1)(ii) [   ]    Rule 12h-3(b)(2)(i)  [   ]
               Rule 12g-4(a)(2)(i)  [   ]    Rule 12h-3(b)(2)(ii) [   ]
               Rule 12g-4(a)(2)(ii) [   ]    Rule 12h-3(b)(3)     [ X ]
               Rule 12h-3(b)(1)(i)  [   ]    Rule 15d-6           [   ]

               Approximate number of holders of record as of the certification or notice date: 61

               Pursuant to the requirements of the Securities Exchange Act of 1934, WorldWay Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

          Date:  October 27, 1995       By: /s/ Richard F. Cooper